UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

NuPathe Inc.

 (Name of Subject Company)

NuPathe Inc.

 (Names of Persons Filing Statement)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

67059M100
 (CUSIP Number of Class of Securities)

Michael F. Marino, Esq.
Senior Vice President, General Counsel and Secretary
NuPathe Inc.
7 Great Valley Parkway, Suite 300
Malvern, Pennsylvania 19355
(610) 232-0800
 (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Michael N. Peterson, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, Pennsylvania 19103
(215) 963-5000

☒           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 on Schedule 14D-9/A is being filed to amend the Schedule 14D-9 filed with the Securities and Exchange Commission on December 16, 2013 by NuPathe Inc. (the “Company”) in connection with the Company’s entering into an Agreement and Plan of Merger with Endo Health Solutions Inc., a Delaware corporation (“Parent”), and DM Merger Sub Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of Parent, in order to correct the press release issued on December 16, 2013 to include information unintentionally omitted from the “About the Tender Offer” section.

Exhibit A - Press Release, dated December 16, 2013.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THE TENDER OFFER DESCRIBED IN THIS DOCUMENT HAS NOT YET COMMENCED. THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF THE COMPANY.

At the time the offer is commenced, Parent will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of the Company at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the Commission’s web site at www.sec.gov. Free copies of these materials and certain other offering documents will be made available by the information agent for the offer.

COMPANY STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

Safe Harbor Statement

Statements incorporated by reference in this document contain information that includes or is based on “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements are based on current expectations of future events. Also, statements including words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plan,” “will,” “may” or similar expressions are forward-looking statements. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from Parent’s and the Company’s expectations and projections. Risks and uncertainties include the degree to which, if any, that the transaction will be accretive to Parent, whether any of the net sales milestones for ZECUITY will be achieved, the satisfaction of closing conditions for the acquisition, including any required clearance under the Hart-Scott-Rodino Antitrust Improvements Act and receipt of certain other regulatory approvals for the transaction, the tender of a majority of the outstanding shares of common stock of the Company on a fully-diluted basis, and the possibility that the transaction will not be completed; general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment. A further list and description of these risks, uncertainties and other factors can be found in Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the U.S. Securities and Exchange Commission (“SEC”) on March 1, 2013, and its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013, filed with the SEC on November 5, 2013 and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 as filed with the SEC on March 27, 2013 and its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013, filed with the SEC on November 14, 2013, as well as the tender offer documents to be filed by Parent and Merger Sub, and the Solicitation/Recommendation Statement to be filed by the Company. Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.endo.com, www.nupathe.com or on request from Parent or the Company. Neither Parent nor the Company undertakes to update any forward-looking statements as a result of new information or future events or developments.

Exhibit A

[Attach press release]

For Immediate Release

CONTACT:

Investors/Media:	Investors:
Blaine Davis	Jonathan Neely
(484) 216-7158	(484) 216-7158

Media:
Brian O’Donnell
(484) 216-6726

Endo to Acquire Specialty Pharmaceutical Company NuPathe

•                  Accretive transaction furthers Endo’s transformation into leading specialty healthcare company

•                  Builds on Endo’s leadership in pain management through addition of ZECUITY® (sumatriptan iontophoretic transdermal system), the first and only FDA approved patch to treat migraine

•                  Proven Endo branded pharmaceuticals commercial team to execute ZECUITY  launch, expected in first half 2014

MALVERN, Pa. — Dec. 16, 2013 — Endo Health Solutions (Nasdaq: ENDP) today announced it has entered into a definitive agreement under which Endo will acquire NuPathe Inc. (Nasdaq: PATH) for $2.85 per share in cash, or approximately $105 million.  In addition to the upfront cash payment, NuPathe shareholders will receive rights to receive additional cash payments of up to $3.15 per share if specified net sales of NuPathe’s migraine treatment ZECUITY are achieved over time.  Endo expects meaningful cost synergies from the transaction, which is expected to be accretive to Endo’s adjusted diluted earnings per share within the first 12 months of closing.

ZECUITY, which was approved by the U.S. Food and Drug Administration (FDA) in January 2013 for the acute treatment of migraine with or without aura in adults, is the first and only FDA-approved prescription migraine patch.  ZECUITY is a disposable, single-use, battery-powered transdermal patch that actively delivers sumatriptan, the most widely prescribed migraine medication, through the skin. ZECUITY provides relief of both migraine headache pain and migraine-related nausea (MRN).  ZECUITY was approved based upon an extensive development program with phase 3 trials that included 793 patients using nearly 10,000 ZECUITY patches.  In these trials, ZECUITY demonstrated a favorable safety profile and was effective at relieving migraine headache pain and migraine-related nausea two hours after patch activation.

“The acquisition of NuPathe enhances our branded pharmaceutical portfolio and is well aligned with our strategy of acquiring late-stage products for commercialization,” said Rajiv De Silva, president and CEO of Endo.  “We’re excited about the opportunity to launch ZECUITY, a treatment that could be an option for millions of migraine patients, including those with migraine-related nausea.  Following the close of the deal, we plan to launch ZECUITY in the first half of 2014 by leveraging our existing commercial expertise in pain and migraine management and the current infrastructure of our branded pharmaceuticals business overall.”

Armando Anido, chief executive officer of NuPathe, stated, “Our team has worked very hard to develop products that we believe will provide significant clinical advantages over current treatments for patient populations facing diseases of the central nervous system. We believe this acquisition by Endo will increase the potential for ZECUITY to make a meaningful difference for patients we have worked so hard to serve.”

Under the terms of the merger agreement, an affiliate of Endo will promptly commence a tender offer to acquire all of the outstanding shares of NuPathe’s common stock for $2.85 per share in cash and the right to receive contingent cash consideration payments of up to $3.15 per share if specified net sales milestones for NuPathe’s migraine treatment ZECUITY are achieved.  The contingent cash consideration payments will not be publicly traded.  The contingent cash consideration payments can be summarized as follows:

•                  $2.15 per share if net sales of ZECUITY exceed $100 million during any four-quarter period prior to the ninth anniversary of the first commercial sale of ZECUITY; and

•                  An additional $1.00 per share if net sales of ZECUITY exceed $300 million during any four-quarter period prior to the ninth anniversary of the first commercial sale of ZECUITY.

The affiliate of Endo that consummates the tender offer will enter into a separate Contingent Cash Consideration Agreement with American Stock Transfer & Trust Company as Paying Agent to provide for the payment of the contingent cash consideration payments.  The stockholders of NuPathe will be third party beneficiaries under this agreement.  Pursuant to the terms of the Contingent Cash Consideration Agreement, Endo will guarantee the obligations of its affiliate to make the contingent cash consideration payments.

Following the successful completion of the tender offer, Endo will acquire all remaining shares not tendered in the tender offer through a second-step merger at the same price and the obligation to make the same contingent cash consideration payments as was deliverable to those stockholders tendering their shares in the tender offer.  The tender offer and withdrawal rights are expected to expire at 12:00 midnight, New York City time on the 20th business day after the launch of the tender offer, unless extended in accordance with the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission.

The consummation of the tender offer is subject to various conditions, including a minimum tender of a majority of outstanding NuPathe shares on a fully diluted basis, the expiration or termination of any applicable waiting periods under applicable competition laws, and other customary conditions.  The board of directors of NuPathe unanimously approved the transaction.

The transaction is expected to be completed in early 2014.

Skadden Arps is acting as a legal advisor to Endo.  MTS Securities, LLC, an affiliate of MTS Health Partners, LP, is acting as financial advisor and rendered a fairness opinion to NuPathe, and Morgan, Lewis & Bockius LLP is acting as legal advisor to NuPathe.

About ZECUITY

ZECUITY is indicated for the acute treatment of migraine with or without aura in adults. ZECUITY is a single-use, battery-powered patch applied to the upper arm or thigh during a migraine. Following application and with a press of a button, ZECUITY initiates transdermal delivery (through the skin), bypassing the gastrointestinal tract. Throughout the four-hour dosing period, the microprocessor within ZECUITY continuously monitors skin resistance and adjusts drug delivery accordingly to ensure delivery of 6.5 mg of sumatriptan, the most widely prescribed migraine medication, with minimal patient-to-patient variability. ZECUITY is a registered trademark of NuPathe Inc.

Important Safety Information

Patients should not take ZECUITY if they have heart disease, a history of heart disease or stroke, peripheral vascular disease (narrowing of blood vessels to your legs, arms, stomach or kidney), transient ischemic attack (TIA) or problems with blood circulation, uncontrolled blood pressure, migraines that cause temporary paralysis on one side of the body or basilar migraine, Wolff-Parkinson-White syndrome or other disturbances of heart rhythm. Very rarely, certain people, even some without heart disease, have had serious heart-related problems after taking triptans like ZECUITY.

Patients should not use ZECUITY if they have taken other migraine medications such as ergotamine medications or other triptans in the last 24 hours or if they have taken monoamine oxidase-A (MAO-A) inhibitors within the last 2 weeks.

Patients should not use ZECUITY during magnetic resonance imaging (MRI).

Patients should not use ZECUITY if they have an allergy to sumatriptan or components of ZECUITY or if they have had allergic contact dermatitis (ACD) following use of ZECUITY. If patients develop ACD, they should talk to their healthcare provider before using sumatriptan in another form.

ZECUITY, like other triptans, may be associated with a potentially life-threatening condition called serotonin syndrome, mainly when used together with certain types of antidepressants including serotonin reuptake inhibitors (SSRIs) or serotonin norepinephrine reuptake inhibitors (SNRIs).

Patients should tell their healthcare provider before using ZECUITY if they have heart disease or a family history of heart disease, stroke, high cholesterol or diabetes; have gone through menopause; are a smoker; have had epilepsy or seizures or if they are pregnant, nursing or thinking about becoming pregnant.

The most common side effects of ZECUITY are application site pain, tingling, itching, warmth and discomfort. Most patients experience some skin redness after removing ZECUITY. This redness typically goes away in 24 hours.

Go to www.zecuity.com for Full Prescribing Information, Patient Information and Instructions for Use.

About Endo

Endo Health Solutions Inc. is a U.S.-based specialty healthcare company with four distinct business segments that are focused on branded and generic pharmaceuticals, devices and services and provide quality products to its customers while improving the lives of patients. Through its operating companies - AMS, Endo Pharmaceuticals, HealthTronics and Qualitest - Endo is dedicated to finding solutions for the unmet needs of patients.

About NuPathe

NuPathe Inc. is a specialty pharmaceutical company focused on innovative neuroscience solutions for diseases of the central nervous system including neurological and psychiatric disorders.

Forward-Looking Statements

This press release contains information that includes or is based on “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements are based on current expectations of future events. Also, statements including words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plan,” “will,” “may” or similar expressions are forward-looking statements. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from Endo’s and NuPathe’s expectations and projections. Risks and uncertainties include the degree to which, if any, that the transaction will be accretive to Endo, whether Endo will be able to launch ZECUITY on schedule, whether any of the net sales milestones for ZECUITY will be achieved, the satisfaction of closing conditions for the acquisition, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act and receipt of certain other regulatory approvals for the transaction, the tender of a majority of the outstanding shares of common stock of NuPathe, and the possibility that the transaction will not be completed; general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment. A further list and description of these risks, uncertainties and other factors can be found in Endo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the U.S. Securities and Exchange Commission (SEC) on March 1, 2013, and its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013, filed with the SEC on November 5, 2013 and NuPathe’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 as filed with the SEC on March 27, 2013 and its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013, filed with the SEC on November 14, 2013, as well as the tender offer documents to be filed by Endo, and the Solicitation/Recommendation Statement to be filed by NuPathe. Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.endo.com, www.nupathe.com or on request from Endo or NuPathe. Neither Endo nor NuPathe undertakes to update any forward-looking statements as a result of new information or future events or developments.

About the Tender Offer

THE TENDER OFFER DESCRIBED IN THIS DOCUMENT HAS NOT YET COMMENCED. THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF NUPATHE.

At the time the offer is commenced, an affiliate of Endo will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and NuPathe will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of NuPathe at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the Commission’s web site at www.sec.gov. Free copies of these materials and certain other offering documents will be made available by the information agent for the offer.

NUPATHE STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

Additional Information and Where to Find It

In addition to the Solicitation/Recommendation Statement, NuPathe files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by NuPathe at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549.

Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. NuPathe’s filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at www.sec.gov.